March 12, 2014

By Edgar

Mr. Martin James
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Joy Global Inc.
Form 10-K for the Fiscal Year Ended October 25, 2013
Filed December 13, 2013
File No. 001-09299
Dear Mr. James:
On behalf of Joy Global Inc. (“the Company”), we are responding to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC” or “Commission”) as set forth in your letter dated February 27, 2014 related to our Annual Report on Form 10-K for the year ended October 25, 2013 (the “Form 10-K”). For reference purposes, the staff’s comments have been reproduced below in bold followed by the Company’s response.
Form 10-K for the Fiscal Year Ended October 25, 2013
Item 8. Financial Statements
Note 2. Significant Accounting Policies
Revenue Recognition, page F-14

1.	We note that you have certain customer arrangements that are considered multiple element arrangements. Please tell us how you considered the disclosures required by FASB ASC 605-25-50-1 and 50-2.
Company Response
We have certain customer agreements that are considered multiple element arrangements. These agreements primarily consist of the sale of multiple pieces of equipment or equipment with installation services. These agreements are analyzed for the purpose of identifying deliverables and determining whether the delivered items have value to the customer on a standalone basis and whether delivery or performance of the undelivered item is considered probable and substantially in our control. If those criteria are met, revenue is allocated to each identified unit of accounting based on our estimate of the relative selling prices of the deliverables. The first element typically consists of the delivery of equipment or multiple pieces of equipment. The second element is typically installation services. In most cases, the process to obtain a booking and the subsequent sale is a competitive process and one in which the equipment and installation services are priced at a fair market value. In the event a discount is provided, revenue is allocated to each identified unit of accounting based on our estimate of the relative selling price. We estimate the relative selling price by looking at recent transactions for similar offerings.
Our contracts may contain cancellation or termination type provisions and performance type provisions. The cancellation or termination type provisions are usually enforceable prior to us incurring any costs associated with the manufacture or delivery of equipment. We have occasionally recognized revenue equal to the contract deposit as a result of the exercise of a cancellation or termination type provision. The performance provisions are provided to compensate the customer in the event of underperformance in accordance with productivity or uptime metrics included in the contract. These provisions are rarely used and their impact has historically been immaterial. Accordingly, we believe that disclosures related to these types of provisions are not required as discussed in ASC 605-25-50-1 and ASC 605-25-50-2. However, we will provide the requisite disclosures to the extent that arrangements contain such clauses in the future and the use of these provisions increase in frequency.
We will revise our disclosures in future filings as outlined below to provide a more concise summary of our multiple element arrangements.
Note 2. Significant Accounting Policies (partial excerpt with proposed disclosure revisions noted)
We have certain customer agreements that are considered multiple element arrangements. These agreements primarily consist of the sale of multiple pieces of equipment or equipment with installation services. These agreements are assessed for purpose of identifying deliverables and determining ~~multiple elements based on~~ whether the delivered item has value to the customer on a standalone basis and whether delivery or performance of the undelivered item is considered probable and substantially in our control. If those criteria are met, revenue is allocated to each identified unit of accounting based on our estimate of the~~ir~~ relative selling prices of the deliverables and is recognized as the revenue recognition criteria are met for each element. The relative selling price is estimated by using recent sales transactions for similar items or from competitor prices for similar items. The difference between the total of the separate selling prices and the total contract consideration is allocated pro rata across each of the units of accounting included in the arrangement.
Note 16. Earnings per Share, page F-40

2.
In Note 12, you disclose that dividends accrue on all restricted stock units. Please tell us whether the restricted stock units are participating securities and how you considered the units for purposes of basic earnings per share. Refer to FASB ASC 260-10-45-61A.

Company Response
Restricted stock units granted under the 2007 Stock Incentive Plan do not provide the holders of the nonvested stock with nonforfeitable rights to dividends or dividend equivalents. The dividends or dividend equivalents are forfeited if the grantee does not fulfill the requisite service period. The Company concluded that these unvested awards do not qualify as participating securities under the requirements of FASB ASC 260-10-45-61A based on the fact that the service requirement needs to be satisfied by the grantee to earn both the unvested shares and the dividend equivalents.

Page F-29 includes language around the vesting of dividends and we will incorporate additional language in Note 12 as outlined below in future filings in order to clarify that the holders of the nonvested restricted stock do not have nonforfeitable rights to dividends.
Note 12. Share-Based Compensation (partial excerpt with proposed disclosure revisions noted)
Dividend~~s~~ equivalents accrue on all restricted stock units and the dividend equivalents vest consistent with the underlying award. In the event of a change in control, the units will be paid out in cash based on the market price of the common stock as of the change in control date.
On behalf of Joy Global Inc., and as requested in your letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe this letter is responsive to your comments. Please feel free to contact Jim Agnew, Vice President Controller and Chief Accounting Officer at 414-670-9022 or me at 414-319-8509 if you have any questions or need further information.
Sincerely,
James M. Sullivan
Chief Financial Officer
Joy Global Inc.